FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 22 October 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


As at 20 October 2004 the following entities had material interests in the shares of International Power plc

Name of shareholder having a major interest

1. The Trustees of BT Pension Scheme - BriTel Fund Trustees

Registered Holders:
BriTel Fund Nominees Ltd                       3,138,485                 0.213%
Chase Nominees Ltd (* note)                   40,582,949                 2.755%


Less stock on loan                             2,400,000                 0.163%

Total Holding                                 41,321,434                 2.805%


NB: Amount of shares on loan are deducted from BriTel's holding, to amount to the total holding

2. Hermes Focus Asset Management Limited, as general partners of various partnerships managed by Hermes SLP Limited - Lens Investors (UK) LCC


As partner in or more of the partnerships

Registered Holder:
Chase Nominees Ltd                            36,596,295                 2.348%


Hermes Focus Asset Management Limited and Hermes SLP Limited are both subsidiaries of Hermes Pensions Management Limited, which is ultimately owned by BriTel Fund Trustees Limited, a company controlled by the trustees of the BT Pension Scheme.


*Note: This notifiable interest arises either as controller of Hermes Focus Asset Management Limited and/or Hermes SLP Limited and/or as a partner in one or more of the partnerships.

Class of security

Ordinary Shares of 50 pence each


Date of transaction

Not known


Date company informed

21st October 2004


Total holding following this notification

BriTel Fund Trustees Limited                        41,321,434
Hermes Focus Asset Management Limited               34,596,295

Total percentage holding of issued class following this notification

BriTel Fund Trustees Limited                                           2.805%

Hermes Focus Asset Management Limited                                  2.348%


Name of contact and telephone number for queries

Investors - Aarti Singhal                             +44 207 320 8681


16. Name and signature of authorised company official responsible for making this notification


Stephen Ramsay - Company Secretary

Date of notification

22 October 2004


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary